For Immediate Release: Thursday, November 17, 2009
Media Contact: Bill Riggs at (202) 429-4929 (BillRiggs@Rational360.com)

THE U.S. RENEWABLE ENERGY GROUP AND A-POWER ANNOUNCE PLANS TO BUILD A WIND ENERGY TURBINE PRODUCTION AND ASSEMBLY PLANT IN THE UNITED STATES

Beijing China – The United States Renewable Energy Group (US-REG) has signed a cooperation agreement with A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR or “A-Power”) under which both sides commit mutually to cooperate in the development and construction of a new production and assembly plant in the United States that will supply highly advanced wind energy turbines to renewable energy projects throughout North and South America.  The state-of-art facility is expected to be 320,000 square feet and produce 1,100 megawatts of wind energy turbines annually, enough to power 330,000 homes, and is expected to employ approximately 1,000 American workers.  In addition, the parties agreed that a minimum of 86% of each turbine produced at the plant will include components wholly manufactured in the United States, thus further expanding the number of jobs created in the United States.

This signing represents a major milestone in a long process initiated in 2007 during which A-Power conducted market analysis and sought strategic partners to enter the U.S. market.  On October 29, 2009, Shenyang Power Group (SPG), US-REG and Cielo Wind Power announced plans to develop a $1.5 billon, 600MW wind farm across approximately 36,000 acres in Texas, for which A-Power has been designated as the turbine supplier. A-Power is a shareholder of SPG.  The construction of the production and assembly plant in the United States is an important step in this strategic partnership through which SPG and A-Power will continue to develop their U.S. business plans.  As with the construction of the wind farm, the construction of the assembly and production plant is subject to further due diligence, obtaining financing and the signing of definitive agreements between the parties, as well as various government approvals in the United States and China.

“US-REG and SPG are combining investment, expertise, and resources to bring clean, reliable, and affordable renewable technologies to the marketplace,” said Ed Cunningham, US-REG Managing Partner.  “This planned investment will spur tremendous growth and allow many out of work Americans to re-enter the work force in the high-paying, renewable energy sector.”

Mr. Jinxiang Lu, SPG’s CEO and A-Power’s Chairman and CEO, said, “SPG is committed to clean energy development and we are excited to build our production and assembly plant in the United States.  We are thrilled to partner with the U.S. Renewable Energy Group to bring SPG and A-Power wind power resources to the Americas.”

John Lin, A-Power’s COO, said, “This investment will allow A-Power to efficiently deliver the good quality wind turbines to the U.S. market.  A-Power sees great opportunities in renewable energy in America and this new state of the art facility will be our first major step towards bringing clean, renewable wind energy to the United States.”

US-REG (www.US-REG.com) is a U.S.-based private equity firm that mobilizes and facilitates the participation of international financing and investment in large-scale renewable energy projects within the United States.  US-REG’s mission is to integrate renewable and environmentally sound energy technologies into the American marketplace, while generating tremendous returns with a range of smart and strategic investments in clean energy.  US-REG is devoted to strengthening America’s energy independence, environmental quality, and economic vitality through investments in utility-scale projects in wind, hydro, geothermal, solar, and bioenergy.

SPG is a renewable energy industry alliance based in Shenyang, China.  SPG’s member companies range from power equipment makers to engineering service providers, including A-Power.  The alliance was created to integrate local resources and leverage the manufacturing, engineering and government initiatives in the Shenyang area so that SPG can pursue large-scale, international projects in the alternative energy sector.

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About US-REG: The United States Renewable Energy Group mobilizes and facilitates the participation of international financing and investment in renewable energy projects within the United States.  By facilitating the expansion and development of business strategies through managing risks and complexities associated with foreign financing and investment, USREG provides American businesses with access to international investment options, fosters economic development of the U.S.  renewable energy industries and generates new high paying jobs for Americans.  To learn more about US-REG visit www.US-REG.com.

About A-Power

 A-Power Energy Generation Systems Ltd. (“A-Power”), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; our limited operating history and recent entrance into new markets may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we have yet to sign a definitive agreement with respect to the development and construction of the assembly plant and the wind farm project in Texas, and no assurance can be given that we will sign such agreements; the establishment of the joint venture, the JV project under the joint venture agreement between SPG, US-REG and Cielo Wind, and the development and construction of the assembly plant in the United States with US-REG is subject to various conditions, including further due diligence and securing financing from third-parties, which due diligence may not be completed satisfactorily, or which financing may not be successfully obtained, and the parties to these agreements may not proceed with establishing the joint venture or with the JV Project or with the construction of the assembly plant; the parties may not be able to secure financing for the JV Project or the construction of the assembly plant; we may not receive required approvals under various foreign investment laws in the United States to establish the JV project or the assembly plant in the United States; we started manufacturing wind turbines in 2009 and our limited history in this sector may make it difficult to meet delivery schedules under any sales contracts we enter into with the JV Project, or the transfer of our technology to a plant in the United States, or schedules to build such a plant to the United States; our joint venture partners in Europe may not support our development of an assembly plant in the United States, in which case, we may be limited to using only our internally developed 1.5MW turbine technology; we may not be able to source components to manufacturing the wind turbines, resulting in our inability to deliver the expected amount of units called for by the joint venture agreement; we may not be able to obtain proper customs approvals for the export from China and import into the United States of our wind turbines or parts for assembly and production in the United States; as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.